Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada (“KPMG Canada”)

AND TO:	KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, Denver, Colorado, United States (“KPMG U.S.”)

AND TO:

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador

KPMG Canada has resigned, effective as of July 29, 2018, as auditor for Maxar Technologies Ltd. (the “Corporation”). KPMG U.S. has been appointed by the board of directors of the Corporation to fill KPMG Canada’s vacancy effective as of July 29, 2018.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the

Corporation reports that:

1.	KPMG Canada has resigned, upon the Corporation’s request, as auditor of the Corporation effective July 29, 2018;

2.	the change of auditor and the recommendation to appoint KPMG U.S. was considered by the audit committee of the Corporation and approved by the board of directors of the Corporation;

3.

there were no reservations in KPMG Canada’s reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of KPMG Canada’s term of office; and

4.	there are no “reportable events” as such term is defined in NI 51-102.

DATED this 1st day of August, 2018.

MAXAR TECHNOLOGIES LTD.

“Howard L. Lance”

Howard L. Lance

Chief Executive Officer